Magic Empire Global Limited

3/F, 8 Wyndham Street

Central, Hong Kong

VIA EDGAR

August 2, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attn: Eric Envall and J. Nolan McWilliams

Re:	Magic Empire Global Limited

Registration Statement on Form F-1

Filed April 29, 2022, as amended

File No. 333-264575

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Magic Empire Global Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. ET on August 4, 2022, or as soon as thereafter practicable.

Very truly yours,

/s/ Sze Hon, Johnson Chen
Sze Hon, Johnson Chen Chief Executive Officer

cc:	Loeb & Loeb LLP Ortoli Rosenstadt LLP